 Filed Pursuant to Rule 253(g)(2)
File No. 024-10814

THE CHOSEN, LLC

SUPPLEMENT NO. 3 DATED NOVEMBER 14, 2018
TO THE OFFERING CIRCULAR DATED JUNE 15, 2018

This document supplements, and should be read in conjunction with, the offering circular of The Chosen, LLC, a Utah limited liability company (“we,” “our,” “us” or the “Company”), dated June 15, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on the same date, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the appointment of Mr. Ronald Daw as our principal accounting officer, as such term is defined by the Securities and Exchange Commission (the “SEC”). Mr. Daw replaces Derral Eves as our principal accounting officer. Mr. Eves remains our Chief Executive Officer.

Appointment of Principal Accounting Officer

On November 14, 2018, our manager, The Chosen Productions, LLC, a Delaware limited liability company (the “Manager”), appointed Ronald W. Daw, age 67, to serve as the “principal accounting officer” of the Company, as such term is defined by the Securities and Exchange Commission (the "SEC"). Mr. Daw was appointed principal accounting officer of the Company to serve in such capacity, effective November 14, 2018, until his successor is elected and qualified or until his earlier death, resignation or removal.

Biographical information of Mr. Daw is set forth below.

Ronald Daw is our principal accounting officer. Mr. Daw joined our Company in May, 2018 as our Director of Finance. Mr. Daw currently serves as the Founder/Managing Director of GrowthRoad Ventures, a Utah-based venture capital firm that provides seed and early stage growth capital to technology-based companies. Mr. Daw served as the President of Yorke Capital Corporation from October 2013 through June 2018. Between January 2001 and July 2012, Mr. Daw served as a Registered Representative for Knox Capital Advisors, KCG Securities and ACAP Financial Inc. From January 2008 to January 2009, Mr. Daw served as the managing member of Kinetics Group, a process and mechanical contractor, specializing in the design and installation of process, mechanical, plumbing, and HVAC systems. From 1987 until 2002, Mr. Daw served as the Co-founder, Chairman, President and Chief Executive Officer of Daw Technologies Inc., a publicly traded company that supplied fully-integrated ultraclean manufacturing environments to the worldwide semi-conductor market, including such customers as Intel, Motorola, IBM, Texas Instruments, Fujitsu and Hewlett Packard. At Daw Technologies Inc., Mr. Daw managed over six hundred employees, assisted in establishing operations in over twenty countries and headed the company’s initial public offering on NASDAQ. Mr. Daw graduated from the University of Utah with a bachelor’s degree in Accounting.